

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

<u>Via E-mail</u>
Sir David Walker
Group Chairman
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re:** **Barclays PLC**
> **Registration Statement on Form F-4**
> **Filed May 15, 2014**
> **File No. 333-195965**
>
> **Barclays Bank PLC**
> **Schedule TO**
> **Filed May 15, 2014 by Barclays PLC**
> **File No. 005-83036**

Dear Sir Walker:

We have limited our review of filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Subsequent Repurchases, page 97</u>

1.    Please tell us how your disclosure of possible security purchases complies with the provisions of Rules 13e-4(f)(6) and 14e-5. Alternatively, revise your disclosure.

<u>Tax Considerations, page 215</u>

2.    Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since Barclays PLC and Barclays Bank PLC and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from Barclays PLC and Barclays Bank PLC acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- Barclays PLC and Barclays Bank PLC may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234, Daniel Duchovny, Special Counsel, at (202) 551-3619, or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director